UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of NOVEMBER, 2015

Commission File Number:  001-3315

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

INCORPORATION BY REFERENCE

Exhibit 99.3 included with our report on Form 6-K furnished to the SEC on April 1, 2015, Exhibit 99.1 included with our report on Form 6-K furnished to the SEC on May 13, 2015,  Exhibits 99.1 and 99.2 included in our report on Form 6-K furnished to the SEC on November 2, 2015 and Exhibits 99.1 through 99.11 of this report on Form 6-K furnished to the SEC are expressly incorporated by reference into this report and are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Endeavour Silver Corp. (File No. 333-196981), as amended and supplemented.

DOCUMENTS FILED

Exhibit Number	Exhibit Name
99.1	Sales Agreement dated November 25, 2015
99.2	Consent of Qualified Person - Jarita Barry, P. Geo.
99.3	Consent of Qualified Person - David Burga, P. Geo.
99.4	Consent of Qualified Person - Scott Fleming, P.E.
99.5	Consent of Qualified Person - Eugenio Iasillo, P. E.
99.6	Consent of Qualified Person - James L. Pearson, P. Eng.
99.7	Consent of Qualified Person - Eugene Puritch, P.Eng.
99.8	Consent of Qualified Person - Richard E. Routledge, P. Geo.
99.9	Consent of Qualified Person - Peter J. Smith, P. Eng.
99.10	Consent of Qualified Person - Richard Sutcliffe, Ph.D., P. Geo.
99.11	Material Change Report dated October 19, 2015

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Endeavour Silver Corp. (Registrant)

Date: November 25, 2015	By:	/s/ Dan Dickson
Dan Dickson
	Title:	Chief Financial Officer